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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                        RULE 13E-1 TRANSACTION STATEMENT

        Pursuant to Section 13(e) of the Securities Exchange Act of 1934

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                              TAUBMAN CENTERS, INC.
                                (Name of Issuer)

                              TAUBMAN CENTERS, INC.
                      (Name of Person(s) filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                    876664103
                      (CUSIP Number of Class of Securities)

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                                  LISA A. PAYNE
                              TAUBMAN CENTERS, INC.
                             200 EAST LONG LAKE ROAD
                             SUITE 300, P.O. BOX 200
                        BLOOMFIELD HILLS, MICHIGAN 48303
                                 (248) 258-6800
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
           COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                 WITH COPIES TO:

       Cyril Moscow               Jeffrey H. Miro           Adam O. Emmerich
Honigman Miller Schwartz and      Kenneth H. Gold           Trevor S. Norwitz
         Cohn, Llp             Miro, Weiner & Kramer         Robin Panovka
2290 First National Building   38500 Woodward Avenue,   Wachtell, Lipton, Rosen
    660 Woodward Avenue              Suite 100                  & Katz
Detroit, Michigan 48226-3583     Bloomfield Hills,         51 West 52Nd Street
      (313) 465-7000               Michigan 48303       New York, New York 10019
                                  (248) 646-2400            (212) 403-1000

                            Calculation of Filing Fee

         Transaction Value                                  Amount of Filing Fee
       ---------------------                               ---------------------
A Total of $102,941,093 in Common                                 $20,588*
Stock of Taubman Centers, Inc.

* Pursuant to Rule 0-11 promulgated under the Exchange Act, the amount of the filing fee has been calculated by multiplying the value of the securities to be acquired by 1/50 of one percent.

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ITEM 1.  SECURITY AND ISSUER.

         Taubman Centers, Inc., a Michigan corporation (the "Company"), the issuer, is the managing general partner of The Taubman Realty Group Limited Partnership (the "Operating Partnership"), through which the Company conducts all its operations. The address and telephone number of the Company's principal executive offices are 200 East Long Lake Road, Suite 300, P.O. Box 200, Bloomfield Hills, Michigan 48303 and (248) 258-6800.

         This Rule 13e-1 Statement relates to the proposed purchases by the Company of up to $102,941,093 in shares of its common stock, par value
$0.01 per share (the "Shares") to be effected from time to time in open market or privately negotiated purchases or otherwise, depending on market prices and other conditions. Any market purchase transactions will be effected on the New York Stock Exchange.

ITEM 2.  PURPOSES OF THE REPURCHASES.

         The Company's Board of Directors believes that the proposed purchases will accelerate the Company's long range plan of allocating excess cash to repurchase Shares from time to time. In accordance with Michigan law, purchased Shares will be retired.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All purchases will be financed through the Company's general corporate funds, including funds received from an anticipated investment in the Company of $50,000,000 by Sheldon M. Gordon in exchange for 2.08 million Operating Partnership units at $24 per unit. Depending upon the amount of purchases and other factors, the Company may also borrow funds under its line of credit which is incorporated herein by reference to Exhibit 4 to the Company's annual report on Form 10-K for the fiscal year ended December 31, 2001.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TAUBMAN CENTERS, INC.



                                       By:  /s/ Robert S. Taubman
                                            _______________________
                                            Robert S. Taubman
                                            Chairman of the Board, President and
                                            Chief Executive Officer

Dated:  February 10, 2003